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                                                                     EXHIBIT 12

                 SYBRON DENTAL SPECIALTIES, INC. AND AFFILIATES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN THOUSANDS, EXCEPT RATIOS)
                                   (UNAUDITED)

                                                                                                                Three Months
                                                               Year Ended September 30,                      Ended December 31,
                                             --------------------------------------------------------        ------------------
                                                 1996         1997       1998       1999        2000                2000
                                                 ----         ----       ----       ----        ----                ----
Income before income taxes and
extraordinary item                            $49,862        $62,452     $46,182   $78,144     $69,936             $12,902
Fixed charges                                  15,211         20,550      21,221    18,366      27,652               8,079
                                             --------        -------     -------   -------     -------             -------
Earnings (A)                                   65,073         83,002      67,403    96,510      97,588              20,981

Imputed interest relating to rental
expense                                           941          1,057         925     1,138       1,471                 348
Interest expense                               14,167         19,392      20,195    17,074      25,899               7,623
Amortization of deferred financing fees           103            101         101       154         282                 108
                                             --------        -------     -------   -------     -------             -------
Fixed charges                                 $15,211        $20,550     $21,221   $18,366     $27,652             $ 8,079
Ratio of earnings to fixed charges (A)           4.28           4.04        3.18      5.25        3.53                2.60
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(A) For the purpose of calculating the ratio of earnings to fixed charges in
1997, 1998, 1999, 2000 and the three months ended December 31, 2000, "earnings"
consists of income before income taxes and extraordinary item, and fixed charges. "Fixed charges" consists of interest expense, amortization of deferred financing fees and an estimate of interest within rental expense (deemed by us to be 30%).

Until 1997, income tax expense and interest expense were recorded only at the level of our corporate parent at that time, Sybron International Corporation
(now known as Apogent Technologies Inc.). For the purpose of calculating the ratio of earnings to fixed charges in 1996, "earnings" consists of net income plus income taxes of 43%, Sybron International's effective tax rate in 1996, and fixed charges. "Fixed charges" in 1996 consists of an allocation of interest expense from Sybron International Corporation, amortization of deferred financing fees and an estimate of interest within rental expense (deemed by us to be 30%). The allocation of interest expense for 1996 was calculated using
35.88% of the total interest expense for Sybron International, which is the average historic percentage for 1997-2000.

As we did not pay any preferred stock dividends during the periods indicated above, the ratio of combined fixed charges and preference dividends to earnings is the same as the ratio of earnings to fixed charges.